Exhibit 99.1

For Immediate Release

BCE reports results of series AM and series AN preferred share conversions

MONTRÉAL, March 16, 2026 – BCE Inc. (TSX, NYSE: BCE) today announced that all of its floating-rate Cumulative Redeemable First Preferred Shares, Series AN (“Series AN Preferred Shares”) will be converted on March 31, 2026, on a one-for-one basis, into fixed-rate Cumulative Redeemable First Preferred Shares, Series AM (“Series AM Preferred Shares”).

On March 2, 2026, notice was provided that holders of Series AM Preferred Shares could elect to convert their shares into Series AN Preferred Shares and that holders of Series AN Preferred Shares could elect to convert their shares into Series AM Preferred Shares, subject to the terms and conditions attached to those shares. A total of 2,276 of its 8,802,551 Series AM Preferred Shares have been tendered for conversion on March 31, 2026, on a one-for-one basis, into Series AN Preferred Shares. In addition, 348,545 of its 948,622 Series AN Preferred Shares have been tendered for conversion on March 31, 2026, on a one-for-one basis, into Series AM Preferred Shares. As this would result in there being less than 1,000,000 Series AN Preferred Shares outstanding, all remaining Series AN Preferred Shares not tendered for conversion will, as per the terms and conditions attached to those shares, be automatically converted into Series AM Preferred Shares on March 31, 2026.

The Series AM Preferred Shares will pay on a quarterly basis, for the five-year period beginning on March 31, 2026, as and when declared by the Board of Directors of BCE, a fixed quarterly cash dividend based on an annual dividend rate of 4.837%. The Series AM Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbol BCE.PR.M.

About BCE

BCE is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

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Ellen Murphy

media@bell.ca

Investor inquiries:

Krishna Somers

krishna.somers@bell.ca